UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR

15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

Dated: September 6, 2012

Commission File Number 001-32520

NEWLEAD HOLDINGS LTD.

(Translation of registrant’s name into English)

NewLead Holdings Ltd.

83 Akti Miaouli & Flessa Str.

185 38 Piraeus Greece

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐ No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐ No  ☒

NASDAQ Notification Regarding Market Value of Publicly Held Shares

On August 30, 2012, NewLead Holdings Ltd. (“we,” “us,” “our,” or the “Company”) received a written notification from The NASDAQ Stock Market LLC (“NASDAQ”) indicating that the Company is not in compliance with NASDAQ Listing Rule 5450(b)(3)(C) for continued listing on The NASDAQ Global Select Market because the Market Value of the Company’s Publicly Held Shares (“MVPHS”) was below $15,000,000 for the previous 30 consecutive business days.

Pursuant to the NASDAQ Listing Rules, the Company has been granted a 180-day compliance period to regain compliance with the requirements of the NASDAQ Listing Rules. The compliance period for the MVPHS requirement ends on February 26, 2013. During the compliance period, the Company’s common shares will continue to be listed and traded on The NASDAQ Global Select Market. Pursuant to its discussions with the NASDAQ, the Company intends to regain compliance with the MVPHS requirement by furnishing updated information regarding the Company’s principal stockholders, which is included below. It is anticipated that this information will show that the Company had maintained compliance with the MVPHS requirement as of August 29, 2012.

The Company also issued a press release relating to the above matter, which is attached hereto as Exhibit 99.1 and incorporated herein by reference.

Security Ownership of Officers, Directors and Certain Beneficial Holders

The following table sets forth information regarding the beneficial ownership of our common shares as of August 29, 2012 for:

•	each person known by us to own beneficially more than 5% of our shares;

•	each of our directors and executive officers; and

•	all directors and executive officers as a group.

Beneficial ownership includes voting or investment power with respect to the securities. Except as indicated below, and subject to applicable community property laws, the persons named in the table have or share the voting and investment power with respect to all shares shown as beneficially owned by them. In computing the number of common shares beneficially owned by a person listed below and the percentage ownership of such person, common shares underlying options, warrants or convertible securities held by each such person that are exercisable or convertible within 60 days of August 29, 2012 are deemed outstanding, but are not deemed outstanding for computing the percentage ownership of any other person. All of the information below is based on 309,339,711 common shares outstanding as of August 29, 2012. None of the shares set forth in the table below as being beneficially owned by these shareholders have voting rights that differ from the shares of any other shareholder.

	Shares Beneficially Owned
Identity of Person or Group	Number	Percentage
Executive Officers and Directors(1)
Michail S. Zolotas(2)(3)(4)	269,753,856	87.2%
Nicholas G. Fistes(3)	2,059,474	*
Antonios Bertsos	101,418	*
Spyros Gianniotis	147,084	*
Steve J. Oh	70,000	*
Panagiotis Skiadas	157,084	*
George Fragos	140,455	*
Directors and Executive Officers as a group	272,429,371	88.0%

Principal Shareholders
Focus Maritime Corp.(2)	267,161,247	86.4%
Piraeus Bank S.A.(5)	22,231,454	7.2%

*	Less than one percent.

(1)	Unless otherwise specified, the business address of each of our executive officers and directors is set forth below is 83 Akti Miaouli & Flessa Street, Piraeus Greece 185 38.

(2)	Consists of common shares beneficially owned by Focus Maritime Corp. (“Focus Maritime”). Focus Maritime is a Marshall Islands corporation, which is wholly owned by Michail S. Zolotas. Focus Maritime’s business address is 83 Akti Miaouli & Flessa Street, Piraeus Greece 185 38.

(3)	Includes an aggregate of 2,059,474 common shares beneficially owned by Grandunion Inc. (“Grandunion”). Grandunion is a Marshall Islands corporation, which is wholly owned by Nicholas G. Fistes and Michail S. Zolotas, each of whom owns 50% of the issued and outstanding capital stock of Grandunion. Grandunion’s business address is 83 Akti Miaouli & Flessa Street, Piraeus Greece 185 38.

(4)	Includes an aggregate of 463,791, 11,229 and 58,115 common shares beneficially owned by Terra Stabile A.E., Terra Norma A.E. and Aurora Properties Inc., each of which are affiliated with Mr. Zolotas. The address for each of Terra Stabile A.E. and Terra Norma A.E. is 115 Acharnon Street, 104 46, Greece and the address for Aurora Properties Inc. is Ajeltake Road, Ajeltake Island, Majuro, Marshall Islands, MH96960.

(5)	Piraeus Bank S.A. is not affiliated with any of the officers or directors of the Company or any other holder who beneficially owns more than 5% of the Company’s common shares.

The information contained in this Report is hereby incorporated by reference into the Company’s Registration Statements on Form F-3, File Nos. 333-165745 and 333-165748.

Exhibits

Exhibit No.	Exhibit

99.1	Press Release dated September 6, 2012.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 6, 2012

NEWLEAD HOLDINGS LTD.

By:	/s/ Michail Zolotas
Name: Michail Zolotas
Title: Chief Executive Officer